Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Aioi Insurance Company, Limited Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)

1.	President Egashira
Good afternoon. I am Toshiaki Egashira, President of Mitsui Sumitomo Insurance Group Holdings. Thank you for taking time out of your busy schedules to be here today.

On September 30, Aioi Insurance Company, Limited, Nissay Dowa General Insurance Company, Limited, and Mitsui Sumitomo Insurance Group Holdings Inc. entered into a definitive agreement regarding the integration of our three businesses. My focus today will be on explaining to you our Master Integration Plan.

Today’s presentations will explain the materials we have handed out entitled “Master Integration Plan”.

I will begin the presentation by explaining the goals and aims of the New Integrated Group.

Please turn to Page 1.

The business integration’s objectives are to quickly achieve sustainable growth and enhance corporate value. We share the five values of customer focus, integrity, teamwork, innovation, and professionalism, under the “Vision” and “Mission” shown here, and intend to take dynamic steps in order to achieve our objectives for the integration. The three companies have had extensive discussions with the common goal of building a world-class insurance and financial group, and have now completed the preparation for taking up the challenge of making this a reality.

Please turn to Page 2, which contains an overview of the New Integrated Group.

The businesses will be integrated through a holding company. The proposed schedule for the share exchange is as noted in the handout. Our shareholders will vote at their respective extraordinary general meetings of shareholders scheduled for December 22nd and the share exchange itself is planned to take place on April 1, 2010. Following the share exchange, Aioi Insurance and Nissay Dowa General Insurance are scheduled to merge on October 1, 2010.

In regards to the share exchange, there will be 0.190 ordinary share of Mitsui Sumitomo Insurance Group Holdings Inc. allotted for each share of Aioi Insurance, and 0.191 share of Mitsui Sumitomo Insurance Group Holdings Inc. allotted for each share of Nissay Dowa General Insurance.

Each of the three companies retained independent financial advisers as part of the process of determining a fair ratio for the share exchange. The advisers performed their analyses based on the growth potential, the profitability, and other valuation factors for each company, while relying on the three companies’ stock prices as objective indicators of value.
Please turn to Page 3.

The new holding company will be named “MS&AD Insurance Group Holdings”. This name was derived from the initials of Mitsui Sumitomo Insurance, Aioi Insurance, and Nissay Dowa General Insurance.

Please turn to Pages 4 & 5 to view the Group’s governance structure.

In order to strengthen the group’s overall growth potential and profitability, we intend to establish a top-level system of corporate governance. We will do so by clearly segregating the functions of the holding company, which will drive management strategy for the group as a whole, and the functions of the operating companies, enabling those companies to focus on business execution and respond swiftly to market conditions.

The holding company management structure is shown on Page 5. We will use an executive officer system, which separates the directors’ management decision-making and oversight roles from the executive officers’ role of implementing business operations. We believe this will enable swift business execution and effective management.

In addition, four of the 13 directors will be external directors and three of the five auditors will be external auditors, thereby ensuring transparency and a variety of perspectives in our corporate governance system.

We will also establish a Non-life Insurance Business Strategy Council in order to maximize synergies for our non-life insurance operations. Our goal in doing so is to coordinate the individual business strategies of the group companies in marketing, products, claims handling, and other areas.

I will now explain our medium-term management goals. Please turn to Page 6.

Our goal of profit indicator for the New Integrated Group is 150 billion yen for the fiscal year ending March 2014. Broken down by our business portfolio, we are aiming for 67% of the total to come from our domestic non-life insurance business, 10% from our domestic life insurance business, 20% from our overseas business, and the remaining 3% from our financial and other services.
We will also engage the collective efforts of the group to strive for the following goals: 2.7 trillion yen in consolidated net premiums written, annualized premiums written for life insurance contracts held of 330 billion yen, and group ROE of 7%.

Our group’s greatest strength lies in its potent sales base in the domestic non-life insurance business. Our goal is to utilize this strength to achieve growth in both premiums written and profits, and to attain 2.35 trillion yen in premiums written during the fiscal year ending March 2014. We are targeting 100 billion yen in profit and aim to achieve this through synergies flowing from the integration of administrative systems, and by improving our loss ratios by sharing our expertise in underwriting and claims handling.

In our overseas business, we will pursue M&A opportunities even as we continue to solidify our base. We will target Asia as the most critical region, followed by Europe. By adopting this active growth strategy, we intend to greatly increase our premiums written for the fiscal year ending March 2014, as compared to the fiscal year ended March 2009. This should result in overseas premiums written of 350 billion yen and profit indicator of 30 billion yen.

The goal for our domestic life insurance business is to achieve a total of 15 billion yen in profits. We intend to achieve this by steadily expanding the size of our business, through the profits already being accumulated by Aioi Life Insurance, and because we expect that Kirameki Life Insurance will finish building its standard underwriting reserve by the fiscal year ending March 2013.

In total, we are targeting 2.7 trillion yen in consolidated net premiums written and 150 billion yen in profits for the five business areas on a combined basis during the fiscal year ending March 2014.

I will now explain our capital management policy.

Please turn to Page 7.

Our basic policy is to ensure the financial soundness of the Group even as we enhance corporate value by proactively allocating resources to growth areas.

In regards to financial soundness, we will work to maintain a solid financial structure that can withstand deterioration in financial conditions by shrinking our exposure to risk-weighted assets. We will also unify our methods for managing our strategic shareholdings, integrate how we monitor the effectiveness of such holdings, and monitor our risks and returns on a group-wide basis. We also intend to restrain the amount of our strategic shareholdings based on changes in market conditions.
We intend to return to shareholders approximately 50% of the group’s core profit over the medium-term through dividends and share buy-backs. Our goal is to maintain a stable level of dividends and to achieve increases in dividend amounts over the medium-term.

We believe our new group will continue to grow as the benefits of integration improve our earnings capacity, and through our active efforts in business investments. Doing so will enable us to enhance corporate value and increase returns to our shareholders.

President Kodama from Aioi Insurance will now explain some of the basic strategies of the New Integrated Group, the expected synergies from the integration and how both will help us achieve the medium-term goals I explained a few moments ago.

2.	President Kodama
Good afternoon. I am President Kodama from Aioi Insurance. Thank you for being here today.

I will begin by explaining the basic strategies of the new integrated group. Please turn to Pages 8 and 9.

The New Integrated Group will aim to earn the trust of our customers and agents by improving the quality of all our operations.

Building on the trust of our customers and agents, we will enlist the collective efforts of the group to achieve group synergies and achieve a marked improvement in our profit-earning capabilities. The additional resources made available for investment by improving our profit-earning capabilities will be allocated strategically and effectively to support further quality improvements for the group. Doing so will not only enable us to better achieve the sound business management that is demanded in the insurance and financial businesses; it will also promote a corporate culture of professionalism in taking on challenges.

We believe that this sustainable growth cycle will enable us to improve our corporate value.

Please turn to Page 10.

There will be five business areas in the New Integrated Group: domestic non-life insurance, domestic life insurance, overseas operations, financial services, and the risk-related services. The group intends to grow as a whole by expanding these five business areas.

Our first step will be to cut costs and improve management efficiency for our domestic non-life insurance business by utilizing the experience and organizations of Aioi Insurance, Nissay Dowa General Insurance, and Mitsui Sumitomo Insurance to improve the quality of administrative processes, establish best practices, combine administration and systems, and consolidate sales offices and claims handling offices, as well as take other measures.

The expanded sales base of our domestic life insurance business will be used to offer clients attractive products and services and to accelerate growth by cross selling through financial institutions, life insurance agencies, and direct channels.

We will utilize the New Integrated Group’s overseas network of over 300 offices in 41 countries and regions as a strength to engage in the dynamic expansion of our insurance business outside of Japan. We will actively make new business investments in strategic regions and sectors through a process of selection and concentration.

I will now explain the expected synergies from the integration.

Please turn to Page 11.

Compared to the fiscal year ended March 2009, we are aiming for integration benefits totaling 40 billion yen in the fiscal year ending March 2014, and annual benefits of 50 billion yen for the fiscal year ending March 2016 and beyond.

To explain in greater detail, through systems integration we expect our annual costs associated with systems development and operations will ultimately be reduced by 20 billion yen. In addition to reducing business operating costs and making effective use of the real estate owned by the three companies, integration benefits will also come from a redoubling of our efforts in growth markets, by gaining more in-depth access to our closest clients, and by improving our loss-ratio through the sharing of expertise in underwriting and loss prevention.

While we will work to achieve further efficiencies by consolidating overseas offices and affiliates, we will actively develop overseas markets by leveraging our overseas network, which we believe is top among Japanese non-life insurers.

We believe that strategically allocating the additional resources made available for investment through improved profitability will enhance our capacity to grow.

Please turn to Page 12.

The three companies will integrate their systems for their non-life insurance operations in order to maximize those systems-related synergies.

The specific goal of the three companies is to build a cutting-edge system architecture that will provide comprehensive support for all aspects of their business, ranging from developing the next generation of products and services to the payment of claims.

The introduction of this next-generation system will not only improve the quality and productivity of our many different operational processes. We also believe it will reduce development and operating costs by at least 20% for the group as a whole.

The new system is scheduled to be launched in April 2013. Our goal is to complete the systems integration one year later in April 2014. We intend to integrate the systems of Aioi Insurance and Nissay Dowa General Insurance by October 2010, however, in order to facilitate the seamless conduct of operations for the newly merged company.

After the presentation, please look at Page 13, which details concrete actions we will take to realize benefits from the integration.

Let’s move on to Page 14.

As noted in the presentation materials, the three companies will actively engage in joint initiatives and business alliances in order to realize synergies from the integration to the maximum extent possible.

President Tateyama of Nissay Dowa General Insurance will now give an overview of the new company to be created by the merger of Aioi Insurance and Nissay Dowa General Insurance, and he will explain its basic strategy.

3.	President Tateyama
Good afternoon. I am President Tateyama from Nissay Dowa General Insurance. Thank you for coming to our presentation.

I will explain the key elements of the new merged company and its basic strategy.

If you would please turn back to Page 3, I will start by describing the key elements of the new merged company.

We are preserving the well-regarded trade names of both companies in the name of the new merged company, which will be Aioi Nissay Dowa Insurance Company, Limited.

We initially scheduled April 2010 for the merger; however we decided to merge the companies in October 2010 once their systems integration has been completed, in order to make certain that we address the needs of our customers and agents.

I will now explain our basic plan for Aioi Nissay Dowa Insurance.

Please turn to Page 16 in your presentation materials.

The new merged insurance company will be closely aligned with its customers. Based on the new integrated group’s management philosophy, we seek to create a company just as referred to in the management vision for the new merged company. The vision is to “build a company that provides high quality products and services to all its customers, and a company that grows through the deep trust placed in it by each and every one of its customers”.

Now please turn to Page 17.

The basic concept for achieving sustainable growth for the new company is to quickly realize synergies from the merger by utilizing the strengths of both companies in a mutually complementary manner.

Top-level growth, profitability, and soundness will enable us to create business cycles and operating processes aimed at improving quality, which will help us become a non-life insurance business that puts customers first.

Finally, I will explain the basic strategies and growth strategies for our domestic non-life insurance business. These are detailed on Pages 18 and 19.

The first basic strategy relates to our growth potential.

The increased resources resulting from the merger of the two companies will be invested in key growth areas, and used effectively to boost our growth potential. In particular, we intend to elicit enhanced growth potential in the markets in which the companies already have an edge; namely, retail-, Toyota-, and Nippon Life-based markets.
In addition, we will achieve high growth potential for our wholesale business and accelerate the expansion of our overseas business by working to create a wide range of alliances beyond the traditional bounds of our group.

The overall vision for our growth strategy is described on Page 19.

We will create a sales channel strategy that builds upon our strong presence in the retail market and we plan to secure high growth potential in the wholesale sector by working together with Nippon Life. The personnel and resources made available through the benefits of the merger will be allocated to key markets, and used to revitalize our operating processes and other key areas as we aim to establish a base of the highest quality.

In addition, in regards to the collaboration with Nippon Life, the general insurance strategy that Nissay Dowa is already pursuing with Nippon Life Insurance is expected to be maintained, and developed even further in the new company. An agreement to work to gain deeper entry into each other’s client bases, and to expand the nature of their businesses, was reached on September 30th.

If you turn back to Page 18, you will see our second basic strategy, which relates to profitability.
We aim to more quickly achieve high levels of efficiency and profitability by pursuing group synergies.

We plan to quickly establish a profit structure that will enable us to earn greater profits from both underwriting and asset management. We plan to achieve this by ensuring stable returns from asset management activities, further expanding the non-life services that represent Aioi Insurance’s strength, and by achieving greater business efficiencies through the integration of systems and offices.

The third basic strategy is soundness.

We expect to solidly maintain our industry-leading financial soundness, and by improving our levels of risk management, we aim to create a business that can respond flexibly to whatever market changes arise.

The foundation for this strategy, is improving quality across the many different aspects of our business in order to ensure that we will become a company that customers continue to choose. We intend to establish a corporate culture that aggressively takes on new challenges, while building a company that grows together with our employees and agents.

This concludes our presentation. Thank you.

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between MSIGH and Aioi Insurance Co., Ltd. (“AIOI”), which is a part of the proposed business combination among AIOI, Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meeting at which the proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed share exchange and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed share exchange carefully before they make any decision at the shareholders’ meeting with respect to the proposed share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).